UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________

HP INC.
(Name of Subject Company)

_________________

HP INC.
(Name of Persons Filing Statement)

_________________

Common Stock, $0.01 par value per share
(Title of Class of Securities)

_________________

40434L105
(CUSIP Number of Class of Securities)

_________________

Kim Rivera, Esq. President, Strategy and Business Management, Chief Legal Officer and Secretary HP Inc.	Ruairidh Ross Deputy General Counsel and Assistant Secretary HP Inc.

1501 Page Mill Road
Palo Alto, California 94304
Telephone: (650) 857-1501
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:
Steven A. Cohen, Esq.
Jenna E. Levine, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposal that Xerox Holdings Corporation has made for a business combination with HP Inc.

• Email to HP employees from Enrique Lores, HP’s President and CEO (Exhibit 99.1) • Q&A posted to intranet website available to HP employees (Exhibit 99.2)